ATHENA BITCOIN GLOBAL

1332 N Halsted St Suite 403

Chicago, IL 60642

(312) 690-4466.

August 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:  Sandra Hunter Berkheimer, Legal Branch Chief

David Lin, Staff Attorney

Mark Thomas, Staff Accountant

Robert Klein, Staff Accountant

Re:	Athena Bitcoin Global
Draft Registration Statement on Form S-1 Submitted May 5, 2021
CIK No. 0001095146

Ladies and Gentlemen:

On behalf of Athena Bitcoin Global (the “Company”), we are concurrently transmitting herewith Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2021 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 2, 2021 (the “Letter”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Amendment No. 1 to the Draft Registration Statement (the “Amended Filing”), to be filed contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Prospectus Summary

Company Summary, page 2

1.	We note your disclosure on page 2 that you "buy Bitcoin, Ethereum and Litecoin daily, and hold it in [your] wallet to later sell to users of [your] ATMs." We also note your disclosure in Note 9 to your financial statements that as of December 31, 2020 and December 31, 2019 the company held other types of digital assets (i.e., Tether, Bitcoin Cash and Others), and your disclosure in Note 4 to your financial statements that customers "typically interact with the Company on the phone and in larger amounts and/or for a less well-known crypto asset." Please revise to consistently disclose all of the digital assets that you buy, sell or hold.

In response to Staff’s comments, we have clarified what type of digital assets the Company sells to customers in ATMs, please see page 12 of the Amended Filing, and what type of crypto currency can be exchanged in our ATMs, please see page 14 of the Amended Filing. The Company’s OTC desk may use additional crypto assets in the transactions with the customers, as disclosed on page 39 in the Management Discussion and Analysis of Financial Condition and Results of Operations section.

Athena Bitcoin Global

August 16, 2021

2.	We note your disclosure on page 4 that some Bitcoin ATMs offer "one-way exchange," others offer "two-way exchange" services and that many Athena Bitcoin ATMs offer two-way exchange services and also handle other digital assets like Ethereum, Litecoin and Bitcoin Cash. Please provide more detailed disclosure regarding the exchange services that Athena Bitcoin ATMs offer, and quantify your disclosure as applicable.

In response to Staff’s comments, we have clarified and provided more disclosure regarding the Company’s ATM exchange services, please see page 14 of the Amended Filing.

Risk Factors, page 10

3.	If applicable and to the extent material, please include a risk factor discussing any third parties upon which you are dependent for any products or services and disclose whether you would be able to find suitable replacements in a timely manner if any relevant contracts were terminated. For example, we note your disclosure on page 5 that you rely on third-party service providers for certain aspects of your operations. From your disclosure on page 38 you appear to be dependent on one company (Genesis Coin) for the manufacture of Bitcoin ATMs and related software systems providing advanced security protections. Please revise or advise, as appropriate.

In response to Staff’s comments, we have added a risk factor addressing the Company’s reliance and dependence on one third party provider; please see “Risk Factors” page 14 of the Amended Filing.

The Company may be forced to cease operations, page 13

4.	In the second risk factor on page 13, we note that "Dissolution Event" is capitalized but not defined in the prospectus. Please consider whether this should be a defined term.

The Company advises Staff that the above term has not been defined, and has been revised as such in the Risk Factors section. See page 13 of the Amended Filing.

The Company's assets could be stolen and would be difficult to recover due to the nature of cash and crypto assets, page 13

5.	We note your disclosure that from time to time, you have been the victim of vandalism and targeted attacks on your ATMs, which have resulted in loss of cash and equipment. If material, please quantify the amount of any losses or increased costs and expenses related to such incidents in recent periods.

The Company advises the Staff that it has not had any material instance of vandalism in the last two years (fiscal years 2019 and 2020), and historically, the loss from of vandalism has been non-material. Our loss (cost of repairing the damage to machines and currency stolen) history is provided below:

USD
2021 YTD	$2,652
2020	$12,506
2019	$15,235

From time to time, we may encounter technical issues in connection with the integration of supported crypto assets..., page 16

Athena Bitcoin Global

August 16, 2021

6.	Please explain the meaning of the terms "token" and "stable coin" or provide definitions thereof in the Glossary.

In response to Staff’s comments, we have added the above terms to the Glossary in the Amended Filing.

Risk Factors Related to Ownership of Our Common Stock, page 20

7.	Please revise your filing to include a separate risk factor regarding the ability of your officers, directors and principal shareholders to control your company by virtue of their stock holdings. Also please provide risk factor disclosure that Messrs. Gravengaard and Komaransky have the ability to control who is elected to the board of directors, as you disclose on pages 48 and 51.

In response to Staff’s comments, we have added a risk factor addressing the control of the Company and its Board of Directors by Messrs. Gravengaard and Komaransky - please see “Risk Factors” page 14 of the Amended Filing.

Capitalization Table, page 26

8.	Please revise to provide an improved discussion of the adjustments which result in the “pro forma” column.

In response to Staff’s comment, we have included additional disclosure – please see page 26 of the Amended Filing.

9.

Please revise to provide an improved discussion of the specific steps that need to be taken in order for the related party convertible debt outstanding to be repaid as reflected in the “pro forma as adjusted” column.

In addition, please revise to provide a discussion of the related party convertible debt conversion terms and how the terms were determined.

In response to Staff’s comments, we have included additional disclosure – please see page 26 of the Amended Filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

10.	Please revise to provide a discussion of the statements of financial position for each balance sheet period presented.

In response to Staff’s comment, we have included discussion of financial position for each balance sheet period presented. Please see page 27 of the Amended Filing.

Liquidity and Capital Resources, page 29

11.	Please revise to provide a more detailed discussion of the operating, investing and financing activities for each of the periods presented.

In response to Staff’s comment, we have included additional discussion of operating, investing and financing activities for each of the periods presented. Please see page 37 of the Amended Filing.

Athena Bitcoin Global

August 16, 2021

12.	Please revise to provide a discussion of the following as it relates to the average daily revenue metric:

•	The importance of this metric as well as the importance of the ratio of cash and cash equivalents to average daily revenue.
•	Indicate how average daily revenue is calculated.
•	The importance of providing this metric for a one-day timeframe in each fiscal period as opposed to an average throughout the year.
•	Provide a comparable GAAP metric.
•	Provide a more robust discussion explaining the changes for the ratios between the periods, including factors impacting the change and why the Company believes they are representative of the range of business efficiency the Company can achieve.

In response to Staff’s comments, we have revised our discussion of factors related to the average daily metric and narrowed them down to those having a significant impact. We have removed this metric.

13.	Please revise to address the working capital deficit and the steps to be taken by the company to remedy the deficit.

In response to Staff’s comment, we have addresses the working capital deficit issue. Please see page 37_ of the Amended Filing.

14.	Please revise to indicate if the DV Chain Note was repaid by April 30, 2021.

The Company advises Staff that as of May 31, 2021, the Company has fully paid the principal and all interest due under the DV Chain Note. See also page 37 of the Amended Filing.

Results of Operations

Revenues, page 31

15.	Please revise to separately disclose the revenues recognized from the point of sale transactions of crypto assets at ATMs and customized trading services for the sale or purchase of crypto assets separately and discuss the reasons for significant fluctuations for each period presented.

In response to Staff’s comment, we have provided the required disclosure and discussion. Please see page 30 of the Amended Filing.

16.	Please revise to discuss how the prices utilized in the crypto asset transactions are determined. Indicate if the prices utilized are reflective of the markups and if these markups differ between crypto assets and also differ between the customer use of ATMs or the phone services.

In response to Staff’s comment, we have revised the disclosure to provide the required discussion. Please see the section “How We Generate Revenue” on page 27 of the Amended Filing.

17.	Please revise to discuss the purchases and sales activities of crypto assets for each of the periods presented by asset type. Discuss the working capital required to exercise these activities and indicate if the Company holds digital assets for its customers.

The Company advises Staff that the majority of the Company’s crypto assets are held as bitcoin (90%). Please see the relevant disclosure in Note 10 (“Crypto Assets Held”) on page F-21 and Note 9 (“Crypto Assets Held”) on page F-45 of the Amended Filing.

Athena Bitcoin Global

August 16, 2021

18	We note the disclosure that in fiscal 2020, the increase in gross margin was due primarily to the increase in the price of Bitcoin held as a current asset. Please revise to address your accounting for crypto assets as well as disclose the fair value gains or losses recognized on the crypto assets purchased and held prior to these assets being sold, by type, for each period presented. In addition, expand your discussion to explain why the increase in price of Bitcoin held in current assets drives an increase in your gross margin, including quantifiable information disclosing the amount of Bitcoin held in current assets and average price between the periods presented.

The Company advises Staff that the above-referenced section has been revised with respect to the discussion of the contributing factors to the increase of the gross margin. Please see the relevant disclosure on page 31 of the Amended Filing.

19.	Please revise the discussion of revenues to address the average monthly sales per Bitcoin ATM throughout each fiscal year as opposed to one fiscal quarter in each of 2019 and 2020 in order to present a more balanced discussion of the trends.

In response to Staff’s comments, we have revised our discussion of factors related to operations. We have removed reference to average monthly sales.

20.	Please revise to disclose the markup recognized in each period and whether the markup is dependent upon the type of crypto asset purchased or sold.

In response to Staff’s comment, we have provided the disclosure regarding the markup of crypto assets purchased and sold in section “How We Generate Revenues” on page 27 of the Amended Filing.

21.	Please revise to provide a discussion of the components of the cost of revenues addressing the significant fluctuations in each of the components for the periods presented.

In response to Staff’s comment, we have provided the discussion of such changes in and fluctuations in “Cost of Revenue” section on page 31 of the Amended Filing.

Operating Expenses, page 31

22.	Please revise to discuss in detail the changes in and reasons for the fluctuations in each operating expense type for fiscal 2019 and 2020.

In response to Staff’s comment, we have provided the discussion of such components in “Operating Expenses” and “Benefits and Salaries” sections on page 35 of the Amended Filing.

23.	Please revise to provide a detailed discussion of the changes in “loss on crypto asset borrowings” during fiscal 2019 and 2020.

In response to Staff’s comment, we have provided the discussion of such changes in “loss on crypto asset borrowings” during fiscal years 2019 and 2020 on page 36 of the Amended Filing.

24.	Please revise to address how fees on crypto asset borrowings were determined during fiscal 2019 and 2020.

The Company advises Staff that the fees on crypto asset borrowings determination is addressed in Note 5 (“Derivatives”) of the Company’s audited financial statements for the fiscal years 2019 and 2020 included in the Amended Filing.

Athena Bitcoin Global

August 16, 2021

Subsequent Events, page 31

25.	Revise to provide a detailed discussion of the March 31, 2021 security breach related to the loss of 29 Bitcoin and disclose how the estimated market value loss was determined. Also, disclose if the Company is responsible for the replacement of the Bitcoin and if so, how you are accounting for that obligation.

In response to Staff’s comments, we have provided the detailed discussion of the loss of 29 Bitcoin in “Loss of 29 Bitcoin” section on page 32 of the Amended Filing.

The Business, page 32

26.	We note your disclosure on page 32 that you seek to expand your network in the US and globally. Please expand your disclosure to discuss the reasons why your international expansion strategy specifically focuses upon Latin America, as disclosed on page 36. In this regard, we note that on page 40, you state your belief that the Bitcoin ATM industry is "nascent and that worldwide tens of thousands of very good locations remain untouched."

In response to Staff’s comments, we have provided the revised disclosure on page 42 of the Amended Filing.

27.	Please revise this section to discuss in greater detail your custodial practices for digital assets. To provide more clarity, please address the items below:
•	briefly discuss how you determine what portion of the digital assets are held in hot wallets and cold wallets, respectively;
•	disclose the geographic location where the digital assets are held in cold wallets and how the private keys are located;
•	describe your procedures for holding digital assets in "warm" wallets, which you reference at the bottom of page 16, and explain how they work;
•	identify the person(s) that have access to the digital assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the digital assets held in storage;
•	identify the person(s) that have the authority to release the proceeds from your wallets; and
•	briefly discuss how the existence, exclusive ownership and software functionality of private cryptocurrency keys and other ownership records are validated by the relevant parties.

The Company advises Staff that Athena Bitcoin does not provide custodial services for its clients. The Company takes and gives delivery for each transaction. The Company only holds crypto assets that belong to it. The Company only takes brief custody (escrow) for Bitquick transactions. Please see pages 48 and 49 of the Amended Filing.

Background and Corporate History, page 32

28.	The discussion of the corporate history should be revised to clearly discuss the operations of the Company in the periods subsequent to each specific date identified. For example, address what happened between March 28, 2014 and July, 2018 and then until January 14, 2020. The discussion should also address the “other debt obligations” entered into during these periods and the reasons for entering into these obligations as well as the uses of the funds received.

In response to Staff’s comments, we have clarified the discussion of the time periods of the corporate history of Athena Bitcoin Global (previously, GamePlan, Inc.) and indicated which debt obligations were incurred by Athena Bitcoin, Inc., the Company’s current subsidiary, prior to the Share Exchange transaction which occurred in January, 2020. Please see page 42 of the Amended Filing.

Athena Bitcoin Global

August 16, 2021

29.	Please revise to address the following as it relates to the “Share Exchange” which closed on January 30, 2020:

•	The relationship between Athena Bitcoin Global and Athena Bitcoin indicating if each entity had shares of common stock outstanding at the time of the exchange;
•	How the exchange rate of 1244.369 shares of GamePlan, Inc. for each share of Athena or Athena Bitcoin common stock was determined and how these shares were valued;
•	Identify what entity had issued the SAFTs and how the exchange rate of these SAFTs (balance of $5,434,819) into the Athena Bitcoin Global common stock was determined and valued;
•	How the number of shares resulting from the conversion of warrants issued by Athena Bitcoin into Athena Bitcoin Global were determined and valued;
•	The nature and terms of the warrants, as well as the related accounting, that were issued and outstanding prior to the Share Exchange;
•	How the number of the shares resulting from the conversion of stock options issued by Athena Bitcoin into Athena Bitcoin Global were determined and valued; and
•	How the number of shares resulting from the Swingbridge Conversion and Release Agreement into Athena Bitcoin Global were determined and valued.

In response to Staff’s comments, we have provided the detailed discussion of the above-referenced aspects of the Share Exchange transaction. Please see pages 42-44 of the Amended Filing.

Buying and Selling Crypto, page 35

30.	Please revise to provide the basis for your claim that you are a "leading provider of Bitcoin and other crypto assets" through Bitcoin ATMs in the United States and Latin America and describe how this leadership is defined and/or determined.

In response to Staff’s comments, we have revised the detailed disclosure as set forth on page 46 of the Amended Filing.

31.	In the penultimate paragraph on page 35, you disclose that outside the United States you currently operate 40 Bitcoin ATMs in Argentina, Colombia, and El Salvador. However, your disclosure in the third paragraph on page 33 suggests that you also have operations in Mexico, where your operating subsidiary Athena Bitcoin S. de R.L. de C.V. is incorporated. We also note your statement on page 5 that you "placed [your] first ATM outside the US in Mexico in 2017." Please revise to reconcile or clarify your disclosure, as applicable.

In response to Staff’s comments, we have revised the disclosure as set forth on page 43 of the Amended Filing.

ATM Operations, page 38

32.	Please revise to disclose the material terms of any agreements entered into between the company and Genesis Coin in connection with the manufacture of Bitcoin ATMs and the provision of software systems for your ATM operations. If applicable, please file such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S- K.

The Company advises Staff that it does not have a written agreement with Genesis Coin. The Company’s relationship with its provider is based on an oral agreement and previous working relationship. The Company included a risk factor addressing the lack of a written contract and other related risks with respect to that provider on page 20 of the Amended Filing.

Athena Bitcoin Global

August 16, 2021

Peer-to-Peer Exchange Services via BitQuick.co, page 39

33.	Please revise your disclosure regarding your BitQuick peer-to-peer exchange services to:
•	quantify the "percentage of the purchase" that BitQuick receives as its fee for facilitating transactions and how this percentage varies among different digital assets (e.g., sales of Bitcoin, Bitcoin Cash, etc.);
•	discuss the affiliate program, which enables users to earn commissions for referrals, as referenced on the BitQuick website;
•	discuss in greater detail the "significant headwinds" that this business has faced in recent years, including the reasons why "banks have restricted the ability of the BitQuick buyers to deposit cash into BitQuick sellers bank accounts;"
•	discuss any future plans regarding this business, to the extent known; and
•	discuss the escrow services that BitQuick provides to sellers, as referenced on the website.

In response to Staff’s comments, we have revised the disclosure and provided greater detail regarding Peer-to-Peer Exchange Services via BitQuick.co as set forth on page 49 of the Amended Filing.

34.	Please revise to disclose whether BitQuick is limited to Bitcoin, or whether the services available on BitQuick include other digital assets. If limited to Bitcoin, please discuss whether BitQuick is technologically limited to Bitcoin and disclose whether there are any plans to expand BitQuick's services to include other digital assets. In this regard, we note a blog post dated January 14, 2019 on the BitQuick website announcing that the platform offers support for "multiple cryptos," including Bitcoin Cash.

The Company advises Staff that the services available on BitQuick are limited to Bitcoin. The Company has revised the disclosure as set forth on page 49 of the Amended Filing.

35.	Please address the following as it relates to the services offered by BitQuick:
•	Indicate whether the Company takes control of the Bitcoin at any point in time;
•	Describe the performance obligation entered into between the sellers and buyers of the Bitcoin on the peer-to-peer exchange; and
•	Provide us with your accounting analysis addressing whether the Company should recognize the full crypto sale asset sale or whether the Company acts as an agent in providing matching services between the exchange users. Refer to ASC 606-10-55- 36 through 55-28 and ASC 606-10-25-19 and 606-10-25-21.

The Company advises Staff that the Company’s BitQuick service is comprised of a single performance obligation to provide a matching service for Bitcoin (or other crypto asset) when customers buy or sell Bitcoin (or other crypto asset). In these transactions, the Company does not take control of the Bitcoin (or other crypto asset) at any point in time and does not have inventory risk related to the Bitcoin (or other crypto asset). The performance obligation of the seller is to provide the Bitcoin (or other crypto asset) to the buyer. Additionally, the Company does not set the price for the crypto asset as the price is a market rate established by the peer-to-peer exchange. As a result, in accordance with ASC 606-10-55-36 through 55-38, the Company acts as an agent in facilitating the ability for a customer to purchase Bitcoin (or other crypto assets) from another customer. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. Additionally, in accordance with ASC 606-10-25-19 and 25-21, as the matching of buyer and seller for the exchange is a one-time, distinct service with no future obligations, the Company considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed.

Athena Bitcoin Global

August 16, 2021

Sales of Bitcoin and Crypto Assets by Telephone, page 39

36.	We note your disclosure that your sales of digital assets by telephone constitute about 20% of your overall sales. Please revise to clarify how this figure is calculated (e.g., whether it represents 20% of overall sales as measured by revenue, transaction volume, etc.)

The Company advises Staff that typically purchases or sales of crypto assets of $10,000 or more are made by agreement and closed with the parties exchanging a bank wire for crypto assets on the same day. This business currently constitutes approximately 20 percent to 25 percent of the Company’s overall sales by revenue on average. We are providing a table of disaggregated revenue in our financial statements as set forth in Note 5 on page F-17 and Note 4 on page F-41 of the Amended Filing.

Need for Government Approval of Principal Products and Services, page 42

37.	We note your disclosure on pages 42 - 43 regarding federal, state and international regulations. Please describe the regulations applicable to your business in greater detail.

In response to Staff’s comment, we have added disclosure regarding federal regulation and its enforcement agencies as may be applicable to our business on pages 52 and 53 of the Amended Filing.

Management and Certain Security Holders Involvement in Certain Legal Proceedings, page 52

38.	Please remove the knowledge qualifier and revise the text under this heading to conform to Item 401(f) of Regulation S-K.

In response to Staff’s comment, we have revised the disclosure to conform to Item 401(f) of Regulation S-K. Please see page 56 of the Amended Filing.

Conflicts of Interest and Policy Regarding Transactions with Related Persons, page 53

39.	Please revise to describe the "applicable provisions of Nevada law" that your disclosure on page 53 references.

In response to Staff’s comment, we have revised the disclosure regarding the application of the Nevada law to the conflict of interest transactions of the Company’s directors and officers on page 56 of the Amended Filing.

Executive Compensation, page 54

40.	We note that Edward Weinhaus received $159,044 and $169,806 in “All Other Compensation” for the fiscal years of 2019 and 2020, respectively. Based upon your disclosure in footnote (2) to the Summary Compensation Table, it appears that such amounts represented "consulting fees paid to a third-party entity not affiliated with Mr. Weinhaus which engages his consulting company’s services." Please address the following, as applicable:
•	Revise to identify such third-party entity and briefly describe the nature of the arrangements relating to such consulting fees.
•	Reconcile your statement in footnote (2) that such third party is not affiliated with Mr. Weinhaus with your disclosure on page 50, which appears to indicate that Mr. Weinhaus is a manager of such entity.
•	Clarify whether such consulting fees were paid to such third party as compensation for services related to Mr. Weinhaus's role as an officer of the company. If not, please tell us how you considered disclosing such payments as related party transactions pursuant to Regulation S-K Item 404 rather than executive compensation pursuant to Regulation S-K Item 402.

In response to Staff’s comment, we have revised the disclosure regarding Mr. Weinhaus in the Summary Compensation Table under Regulation S-K Item 402 on page 65, and provided relevant disclosure under Item 404 of Regulation S-K in section “Certain Relationships and Related Party Transactions” on page 68 of the Amended Filing. Mr. Weinhaus’ compensation, as disclosed in the Amended Filing, was paid only for his services as an officer of the Company.

Athena Bitcoin Global

August 16, 2021

Principal Shareholders, page 56

41.	Please revise to identify the natural persons with voting and/or dispositive control of the shares held by the entities affiliated with Swingbridge, as disclosed in footnote 5 to the principal shareholders table.

In response to Staff’s comment, we have revised the disclosure in footnote 5. Please see page 67 of the Amended Filing.

Certain Relationships and Related Party Transactions, page 57

42.	Please disclose the information required by Item 404 of Regulation S-K with respect to the accounting and financial consulting fees paid to Radiant Consulting, LLC, an entity beneficially owned and controlled by Parikshat Suri, for services provided to the company prior to Mr. Suri's appointment as your Chief Financial Officer, as referenced in footnote 3 to the Summary Compensation Table on page 54.

In response to Staff’s comment, we have corrected an error in footnote 3 to the Summary Compensation Table. Please see page 65 of the Amended Filing. Mr. Suri has not provided any consulting services to the Company after his appointment as the Company’s CEO in February, 2021.

43.	Please revise your related party transactions disclosure on page 57 to identify the person(s) referenced as a "director of the Company" in the second paragraph and "one of the Company’s directors and its largest shareholder" in the fifth paragraph.

In response to Staff’s comment, we have revised the disclosure on page 68 of the Amended Filing.

Selling Shareholders, page 59

44.	Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

The Company advises Staff that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. One of the selling shareholders is a registered broker, however, he owns his shares personally.

Consolidated Financial Statements Consolidated Balance Sheet, page F-3

45.	Please address the accounting basis for reflecting the crypto assets held as a current asset as opposed to an indefinite-lived intangible asset as disclosed in Note 9 on page F-21.

The Company advises the Staff that as disclosed in Note 9 – Crypto Assets Held (and consistent with the AICPA Practice Aid for Accounting for and auditing of digital assets), the Company classifies crypto assets as indefinite lived intangible assets. These assets are initially measured at cost, are not amortized, and any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas the Company may make no upward revisions for any market price increases until a sale. The Commission’s Investor Publications – Beginners’ Guide to Financial Statements (January 12, 2014) describes current assets as “things a company expects to convert to cash within one year. A good example is inventory. Most companies expect to sell their inventory for cash within one year.” As the Company expects to convert its crypto assets to cash within one year (average holding period is less than 10 days), it classifies its crypto assets as current assets.

Athena Bitcoin Global

August 16, 2021

As part of our assessment of the classification of crypto assets as current assets, the Company considered that there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for crypto assets recognized as revenue or held. Accordingly, the Company exercised significant judgment in determining the appropriate accounting treatment. Therefore, the Company has added the following clarifying language to our accounting policy footnote:

“There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.”

See pages F-11 of the unaudited financial statements and F-36 of the audited financial statements in the Amended Filing.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business, page F-8

46.	Please revise the disclosures to provide a more specific and thorough discussion of the Share Exchange Agreement, including the accounting analysis which resulted in the conclusion that a reverse acquisition had occurred. In addition, provide us with a robust discussion of the subsequent accounting treatment, presentation and disclosure, with reference to authoritative literature, that was applied as a result of the reverse acquisition conclusion.

The Company advises Staff that in determining that the Share Exchange was a reverse acquisition, the Company considered the guidance of ASC 805-10-55-11 through ASC 805-10-55-15 to identify the accounting acquirer. ASC 805 recognizes that, even though in business combinations effected primarily by exchanging equity interests the acquirer usually is the entity that issues its equity interests, in some business combinations—commonly called reverse acquisitions—the issuing entity is the acquiree. In these situations, the accounting acquiror is different than the legal acquiror. ASC 805-10-55-12 provides the following factors to consider in identifying the accounting acquiror in a business combination such as the Share Exchange Agreement, that is effected by exchanging equity interests:

1.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

After the Share Exchange Agreement, the Company had 4,079,815,700 shares of common stock issued and outstanding, with the pre-Share Exchange Athena Bitcoin, Inc. stockholders holding approximately 88% and the former Athena Bitcoin Global stockholders holding approximately 12% of the Company’s common stock.

There were no other special or unusual voting arrangements, convertible securities or other financial instruments of the combined Company immediately after the Share Exchange.

2.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Immediately following the Share Exchange, officers and directors of Athena Bitcoin, Inc. held approximately 70% of the common stock of the combined Company, whereas the former officers and directors of Pre-Share Exchange Athena Bitcoin Global held approximately 4% ownership of the combined Company.

Athena Bitcoin Global

August 16, 2021

3.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Pursuant to the terms of the Share Exchange Agreement, immediately following the Share Exchange, the combined Company’s board of directors became comprised of all former Athena Bitcoin, Inc. directors and no Pre-Share Exchange Athena Bitcoin Global directors. As such, directors who had been members of the Athena Bitcoin, Inc. board of directors could exercise control over the combined Company.

4.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Pursuant to the terms of the Share Exchange Agreement, immediately following the Share Exchange, the senior management team from Athena Bitcoin, Inc. became the senior management team of the combined Company and the officers of Pre-Share Exchange Athena Bitcoin Global (GamePlan, Inc.) resigned. Athena Bitcoin Global (Gameplan Inc) had no employees at the time of the Share Exchange transaction.

5.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

There was no significant change ($0.03 vs. $0.03 per share) in the share price and market capital of Pre-Merger Athena Bitcoin Global before and after the public announcement of the Share Exchange on January 14, 2020, so we were unable to conclude whether a premium was paid and, if so, by whom it was paid. Furthermore, Athena Bitcoin, Inc. was a private company that was not actively traded on any market, so we were unable to ascertain a pre-combination fair value of Athena Bitcoin, Inc. from which any conclusions about the existence of a premium could be drawn. Therefore, this factor was not a relevant consideration in our analysis.

In addition to the considerations discussed above from ASC 805-10-55-12, ASC 805-10-55-13 counsels that the acquiror is usually the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. Pre-Share Exchange Athena Bitcoin, Inc. had total assets of approximately $1.6 million (compared to Athena Bitcoin Global f.k.a GamePlan’s total assets of $0). Pre-Merger Athena Bitcoin Global had no employees, no operations, no current revenues and no ongoing product development activities. In contrast, Athena Bitcoin, Inc. had 7 employees, current revenues and an ongoing operation.

Based on the above analysis, and consideration of qualitative and quantitative factors, the Company concluded that the Share Exchange transaction was a reverse acquisition of Pre-Share Exchange Athena Bitcoin Global by Athena Bitcoin, Inc. and the accounting acquirer was Athena Bitcoin, Inc. specify legal acquiree and acquirer.

As the transaction was determined to be a reverse acquisition, the Company considered the guidance in ASC 805-40-45-2 for accounting for the transaction. More specifically, because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary (except for its capital structure), the consolidated financial statements reflect the following:

a.	The assets and liabilities of Athena Bitcoin, Inc. (the accounting acquirer) were recognized and measured at their pre-Share Exchange carrying amounts. (ASC 805-40-45-2a)
b.	The assets and liabilities of Athena Bitcoin Global (the accounting acquiree) were recognized and measured in accordance with the guidance in ASC 805 (ASC 805-40-45-2b). (However, as discussed above these assets and liabilities were de minimus).
c.	The retained earnings and other equity balances of Athena Bitcoin, Inc. before the Share Exchange.
d.	The amount recognized as issued equity interests in the consolidated financial statements was determined by adding the issued equity interest of Athena Bitcoin, Inc. outstanding immediately before the Share Exchange to the fair value of Athena Bitcoin Global determined in accordance with the guidance in ASC 805 ((which was de minimus). However, the equity structure (that is the number and type of equity interests issued) reflects the equity structure of Athena Bitcoin Global, including the equity interests that Athena Bitcoin Global issued to effect the Share Exchange. Accordingly, the equity structure of Athena Bitcoin, Inc. is restated using the exchange ratio established in the Share Exchange Agreement to reflect the number of shares of Athena Bitcoin Global issued in the reverse acquisition.

Athena Bitcoin Global

August 16, 2021

Additionally, the Company has revised its disclosure of the Share Exchange Agreement. See Note 1 on page F-7 and Note 1 on page F-32 to the audited financial statements in the Amended Filing.

Cost of Revenues, page F-9

47.	Please revise the accounting policy for the cost of revenues to specifically identify each of the individual costs included as well as the accounting for each of these costs, including any reference to authoritative literature supporting the Company's treatment. In this regard, we note your disclosure on page F-21 that the Company assigns costs to transactions on a first-in, first-out basis.

The Company advises Staff that it has expanded its accounting policy disclosure for the cost of revenue to specifically identify the individual costs included. The revised disclosure is included as part of Note 1 on page F-9 and as part of Note 1 on page F-34 of the Amended Filing.

Additionally, as discussed in our response to Comment #45, we have also added the following clarifying language to our accounting policy footnote.

Note 5. Derivatives, page F-17

48.	Relating to your crypto asset borrowings and derivatives, please revise to address the following:
•	Discuss the nature of these transactions in greater detail identifying the party providing the crypto assets to the Company and at what price;
•	Indicate how the bitcoin borrowed was utilized (e.g. used to fulfill customer orders) and indicate if it was held in custody by the Company;
•	Address the nature and terms of these borrowings identifying the expenses and fees recognized and how the respective amounts paid to the crypto asset provider were calculated;
•	Address how the fair value of the crypto assets are determined and the reasons why losses were recognized;
•	Explain how the repayment amounts were determined;
•	Indicate if the company anticipates entering into these type of borrowing arrangements in the future; and
•	Address the accounting guidance followed in the recording of these activities in the financial statements.

The Company advises Staff that the disclosure has been revised in section “Fair Value Measurements” as set forth in Note 2 on page F-9 and in section “Derivatives” in Note 5 on Page F-42 of the Amended Filing.

Note 7. Convertible Debt, page F-19

49.	We note the issuances of the convertibles notes of $3.125 million on January 31, 2020. Please tell us how you calculated the beneficial conversion feature recognized on the issuances of the convertible notes.

The Company advises Staff that since the convertible notes were not issued with any detachable instruments and do not contain any other embedded features, in accordance with ASC 470-20-25-5, the entire $3.125 million proceeds of the issuance were allocated to the convertible notes.

In accordance with ASC 470-20-30-5, the Company calculated the effective conversion price for the convertible notes as the $3.125 million proceeds divided by the 260,416,667 common shares into which the convertible notes can be converted. The effective conversion price ($0.012) was then compared to the fair value of the underlying shares on the commitment date ($0.0163636 per share). As the fair value of the Company’s common stock on the commitment date was greater than the effective conversion price, a beneficial conversion feature exists. In accordance with ASC 470-20-30-3, the embedded beneficial conversion feature is measured initially at its intrinsic value. The intrinsic value of the beneficial conversion feature was determined by multiplying the 260,416,667 common shares into which the convertible notes can be converted by the difference between the effective conversion price per share and the fair value per share ($0.004364):

Athena Bitcoin Global

August 16, 2021

Proceeds allocated to convertible debt	A	$3,125,000
Number of common shares issuable upon conversion	B	260,416,667
Effective per share conversion price	C=A/B	$0.012000

Fair value of share of common stock at commitment date	D	$0.16364
Beneficial conversion feature per share	E=D-C	$0.04364
Beneficial conversion feature	F=E*B	$1,136,354

Note 14. Employee Loans, page F-23

50.	Please tell us how you are accounting for the non-recourse loan agreements with employees issued in regard to the stock option exercise of vested stock options.

The Company advises Staff that the Company accounts for its loans to officers and employees which were issued in connection with the purchase of common stock related to the exercise of vested stock options as a deduction from stockholders’ equity. This treatment is consistent with ASC 310-10-S99-2, which indicates “…The amount recorded as a receivable should be presented in the balance sheet as a deduction from stockholders' equity. This is generally consistent with Rule 5-02.30 of Regulation S-X which states that accounts or notes receivable arising from transactions involving the registrant's capital stock should be presented as deductions from stockholders' equity and not as assets.”

Note 15. Warrants to Purchase Common Shares, page F-23

51.	Please tell us your basis in GAAP that supports the Company’s recognition of warrants as equity.

The Company advises Staff that it relied on the following basis in GAAP:

Accounting Analysis under ASC 480

The Company does not have an unconditional obligation to redeem the warrants, the Company does not have an unconditional obligation to repurchase its shares, nor does the Company have an unconditional obligation to issue a variable number of shares under any circumstances. Accordingly, the Company has concluded that the warrants were not required to be classified as liabilities pursuant to the provisions of ASC 480, Distinguishing Liabilities from Equity. Therefore, we have continued our analysis under ASC 815-40 “Contracts in Entity’s Own Stock”.

Athena Bitcoin Global

August 16, 2021

Accounting Analysis under ASC 815-40

ASC 815-40-15, Contracts in Entity’s Own Equity, Scope and Scope Exceptions paragraph 15-2 and 15-3 defines instruments applicable under this ASC subtopic.

Paragraph 15-2 states “The guidance in this subtopic applies to freestanding contracts that are indexed to, and potentially settled in, an entity’s own stock.”

The warrants are freestanding by definition in paragraph 815-40-20 subpart b, indexed to our stock (based on the analysis of paragraphs 815-40-15-5 through 8 detailed below) and would be settled in Athena Bitcoin, Inc.’s common stock.

Paragraph 15-3 states “The guidance in this Subtopic does not apply to any of the following:

a.	Either the derivative instrument component or the financial instrument if the derivative instrument component is embedded in and not detachable from the financial instrument. This provision does not apply since the warrant agreement does not contain any derivative component nor is there any embedded derivative component in the warrants. However, there is no provision in the warrant agreement that is detachable from the warrant. b. Contracts that are issued to compensate employees This provision does not apply since the Company does not issue warrants to employees. c. Contracts that are issued to acquire goods or services from nonemployees when performance has not yet occurred This provision does not apply since none of the warrants were issued by the Company as payment for goods or services from nonemployees. d. A written put option and a purchased call option embedded in the shares of a noncontrolling interest of a consolidated subsidiary if the arrangement is accounted for as a financing under the guidance beginning in paragraph 480-10-55 This provision does not apply since the warrants do not contain any embedded put or call options and the Company does not have any noncontrolling interest of any entity. e. Financial instruments that are within the scope of Topic 480 (See paragraph 815-40-15-12).” As discussed above, the Company has determined that the warrants were not required to be classified as liabilities pursuant to the provisions of ASC 480, Distinguishing Liabilities from Equity. Evaluating whether an instrument is Considered Indexed to an Entity’s Own Stock 815-40-15-5 to 8 We have considered all the requirements under paragraphs 15-5 to 15-8 and have concluded that our fixed priced warrant contract meets the definition of being indexed to our own stock, specifically under paragraph 7C, included below for reference. The warrants derive their overall economic value from the difference between the price of the company’s stock and the contracted fixed strike price settlement amount, although the value to the Company is set in that the warrants have established strike prices that do not vary with changes in the price of the Company’s stock. 15-7C provides that “An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following: a. fair value of a fixed number of the entity's equity shares b. A fixed monetary amount or a fixed amount of a debt instrument issued by the entity. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity's shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity's own stock.” Based on the discussion above, we analyze whether the warrants constitute “contracts in equity” based on the criteria set forth in 815-40-25-7 to 35 as provided below. Recognition section of “Contracts in Entity’s own Equity” 815-40-25 Additional Conditions Necessary for Equity Classification 25-7 Contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (as discussed in the following two paragraphs and paragraphs 815-40-55-2 through 55-6). 25-8 Generally, if an event that is not within the entity's control could require net cash settlement, then the contract shall be classified as an asset or a liability. However, if the net cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification is not precluded. 25-9 This Subtopic does not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the entity, then that potential outcome need not be considered when applying the guidance in this Subtopic. 25-10 Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in the preceding two paragraphs and paragraphs 815-40-55-2 through 55-6), all of the following conditions must be met for a contract to be classified as equity: a. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares. The warrant contract permits the Company to settle in unregistered shares. While we have agreed to use our best efforts to register the shares, there is no provision in the warrants that requires settlement to occur only in registered shares and there is no cash penalty or payment provision if the Company is not successful in registering the shares. b. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. The Company has never issued warrants without having sufficient authorized and unissued shares at the time of issuance and has reserved shares specifically to cover any warrant exercises. At the time the warrants are exercised, shares are available for immediate delivery to the counterparty.

Athena Bitcoin Global

August 16, 2021

c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The warrant contract fixes the number of shares to be issued. Under no circumstances are the shares variable or indeterminable. d. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC). The warrant contract contains no penalty terms nor does it require any cash payment for failure to timely make any filings. e. No cash-settled top-off or make-whole provisions. The warrant contract contains no terms, guarantees or requirement of any kind to make cash payments for top offs or make-whole provisions. f. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. Warrant holders do not have any rights higher than shareholders. g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason. The warrant contract requires no collateral to be posted by the Company at any point or for any reason. The Company has considered all of the requirements in paragraphs 25-7 to 25-10, and as further explained in paragraphs 25-11 to 25-35. The Company’s warrants have no provisions for net cash settlement under any circumstances. The warrants only settle in shares of the Company stock (i.e. physical settlement in return for the payment of the strike price). In completing our analysis, the Company has assessed all the additional requirements for equity treatment summarized in paragraph 25-10 as discussed above. Conclusion Based on our assessment of the accounting requirements under ASC 815-40 we conclude our warrants have no net cash settlement provisions and meet all the additional requirements for equity treatment as detailed above. Accordingly, the Company’s warrants are accounted for as equity instruments.

Note 16. Related Party, page F-24

52.	We note your related party transaction disclosures. Where you make references to related party transactions disclosed elsewhere in the financial statements, please revise to include the specific footnote which you are referring to (e.g., Note 5 on page F-17, etc.). In addition, explain how you determined the value attributable to the purchase of crypto assets.

In response to Staff’s comment, we have revised the disclosure. Please see page 68 of the Amended Filing.

General

53.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

The Company advises Staff that it does not have such communications at this time.

54.	Please revise to discuss any parameters, process or framework that you use to determine which digital assets to offer for sale to, or purchase from, your customers. Please specify if you use the same process for your ATM, telephone or BitQuick offerings. In addition, please disclose whether you have any plans to expand your digital asset offerings. In your response, please specifically address how you determine that the digital assets that you offer for sale to, or purchase from, your customers are not securities for purposes of the federal securities laws. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to the New York State Department of Financial Services on January 27, 2020, which letter is available on our website at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.

The Company advises Staff that it does not plan to expand its digital asset categories in its business, and its primary crypto currency is bitcoin (90%). The services available on BitQuick are limited to bitcoin only. The Company is guided by legal framework established so far as to whether a crypto asset is a security. In that regard, we rely on the legal analysis that is informed by the statutory definition of a security under the U.S. federal securities laws, Supreme Court decisions applying the definition of security (e.g., SEC v. W.J.Howey Co., 328 U.S. 293 (1946) (“Howey”), Reves v. Ernst & Young (1990)), other judicial decisions applying the definition of a security, including recent court rulings pertaining to crypto assets, the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”), and factors articulated in public communications by representatives of the Commission, no-action letters, and enforcement actions.

Athena Bitcoin Global

August 16, 2021

With the exception of certain crypto assets expressly designed to be “security tokens,” most crypto assets were designed by developers to help enable a specific function or technical utility. Because these unique attributes generally distinguish crypto assets from instruments commonly understood to be securities such as stocks and bonds, the Company’s legal assessment primarily focuses on the potential for the assets to be deemed an “investment contract” for purposes of the U.S. federal securities laws. As noted in the FinHub Framework, both the Commission and federal courts frequently use the investment contract analysis to determine whether unique or novel instruments or arrangements, such as digital assets, are securities subject to the federal securities laws. The FinHub Framework itself identifies some of the factors which FinHub has indicated that market participants should consider in assessing whether a crypto asset is offered or sold as an investment contract and, therefore, is a security (as well as some of the factors to be considered in determining whether and when a crypto asset may no longer be a security).  The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a crypto asset is an investment contract or any other type of security, and no single factor is determinative. The FinHub Framework also notes that the stronger the presence of certain factors the more likely that aspects of the Howey test may be met, provided, however, the FinHub Framework does not specifically assign a weighting to any of these factors.

The Company follows the industry standard in the legal interpretation which is centered around factual questions designed to address each of the test factors articulated in Howey: (i) whether crypto purchasers invested money; (ii) in a common enterprise; (iii) with a reasonable expectation of profit; and (iv) based on the efforts of others. As advised by FinHub in the letter to the New York State Department of Financial Services referenced above, the Company’s assessment seeks to take into account federal securities laws, factors enumerated within the FinHub Framework, case law, and other leading current guidance and policy... The Company’s framework recognizes that, in general, the more factors that are implicated, the greater the likelihood that a crypto asset may be classified as an investment contact. The Company also weights the above factors while closely following ongoing legal developments and related policy matters, however, the Company does not anticipate adding any additional crypto currency at this time.

In light of the recognized uncertainties associated with the application of the U.S. federal securities laws to digital assets, the Company believes it is appropriate to include a risk factor relating to this risk titled “A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

55.	In the fourth bullet on page 6, your disclosure references certain insurance relationships, the loss of which could adversely impact your business. In an appropriate section, please expand your disclosure to discuss the types of insurance coverage you carry and quantify the amounts thereof.

The Company advises Staff that it does not have insurance relationships at this time, and the disclosure was revised accordingly.

56.	Please disclose whether you currently have the technological capabilities to offer digital assets in addition to Bitcoin, Ethereum, Litecoin and Bitcoin Cash for sale to, or purchase from, your customers. To the extent that technological changes would need to be made to expand the digital assets that you offer, and to the extent you plan to expand the digital assets that you offer in the future, please describe any technological changes that would need to be made to expand the offerings and, to the extent material, the costs associated with such changes.

The Company advises Staff that it does not plan to expand its digital asset categories in its business, and its primary crypto currency is bitcoin (90%). Recognizing the dynamic nature of technological changes in crypto assets and the uncertainty of the legal framework associated with such changes, the Company is proceeding cautiously and prefers to follow the established technological trends and their legal ramifications.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, contact our outside counsel, Iwona Alami, Esq. (949) 200-4626.

Sincerely,

Athena Bitcoin Global

By:	/s/ Eric Gravengaard
Name: Eric Gravengaard
Title: Chief Executive Officer

cc:     Iwona Alami, Esq.